

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2023

Elizabeth Horton
Chief Financial Officer
S&W Seed Co
2101 Ken Pratt Blvd Suite 201
Longmont, CO 80501

> **Re: S&W Seed Co**
> **File No. 1-34719**
> **Form 8-K filed February 7, 2023**

Dear Elizabeth Horton:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services